Exhibit 17.1

Letter of Resignation

June 17, 2013

Board of Directors
Dynamic Applications Corp.

Gentlemen:

I hereby submit my resignation as chief financial officer and a member of the board of directors of Dynamic Applications Corp., effective June 18, 2013. My resignation is due to the fact that I am now concentrating in other aspects of my business and professional life. My resignation was not the result of any disagreement with the Registrant on any matter relating to the Registrant’s operations, policies or practices.

Respectfully submitted,

/s/: Asher Zwebner
Asher Zwebner